[Letterhead of Jones Day]

December 4, 2012

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Maryse Mills-Apenteng, Esq., Special Counsel
Allicia Lam, Esq., Attorney-Advisor

Re:	Verint Systems Inc.
Registration Statement on Form S-4
Filed October 29, 2012
File No. 333-184628

Ladies and Gentlemen:

The following sets forth the response of Verint Systems Inc. (the “Company”) to the comment letter, dated November 20, 2012, of the staff of the Division of Corporation Finance (the “Staff”).  For your convenience, we have included the Staff’s comment in the body of this letter and have provided the Company’s response thereto immediately following such comment.

General

1.                                      We note the limitation on reliance by shareholders in the fairness opinion provided by Rothschild Inc. and in the consent of Citigroup Global Markets Inc. filed as Exhibit 99.1.  Because such limitations are inconsistent with the disclosure relating to the opinion, the limitations should be deleted.  Alternatively, disclose the basis for Rothschild Inc.’s and Citigroup Global Market Inc.’s beliefs that shareholders cannot rely upon the opinion to support any claims against them arising under applicable state law (e.g., the inclusion of an express disclaimer in Rothschild Inc.’s or Citigroup Global Market Inc.’s engagement letters with the Company).  Describe any applicable state-law authority regarding the availability of such a potential defense.  In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such a state-law defense to Rothschild Inc. and Citigroup Global Market Inc. would have no effect on the rights and responsibilities of Rothschild Inc., Citigroup Global Market Inc., or the board of directors under the federal securities laws.

In response to the Staff’s comment, the Company advises the Staff that it intends to include in its Amendment No. 1 to the above-referenced Registration Statement on Form S-4

(the “Registration Statement”) a revised opinion of Rothschild, Inc. (“Rothschild”) attached as Annex D to the joint proxy statement/prospectus that is a part of the Registration Statement that removes that word “solely” from the first sentence of the eighth paragraph of that opinion.  A conforming change will be made to the disclosure regarding the Rothschild opinion under the heading “The Merger—Opinions of Financial Advisors to the CTI Board of Directors—Opinion of Rothschild” in the joint proxy statement/prospectus.

Further, the Company has attached as Annex A hereto a revised consent of Citigroup Global Markets Inc. that will be included as Exhibit 99.1 to Amendment No. 1 to the Registration Statement.

*                                         *                                         *                                         *

We hope that the foregoing is responsive to your comment.  If you have any questions with respect to this letter, please contact the undersigned at (312) 269-4252 or, in my absence, Jacob Tiedt at (312) 269-4357.

Sincerely,

/s/ Brad Brasser

Brad Brasser

Enclosures

cc:	Dan Bodner, Verint Systems Inc.
Peter D. Fante, Esq., Verint Systems Inc.
Randi C. Lesnick, Esq., Jones Day
Jacob C. Tiedt, Esq., Jones Day
Barbara Jacobs, Securities and Exchange Commission

ANNEX A

CONSENT OF CITIGROUP GLOBAL MARKETS INC.

December       , 2012

The Special Committee of the Board of Directors
Verint Systems Inc.
330 South Service Road
Melville, New York 11747

Re:                             Amendment No. 1 to Registration Statement on Form S-4 of Verint Systems Inc. (“Verint”), filed on October 26, 2012 (the “Registration Statement”)

Members of the Special Committee of the Board of Directors:

Reference is made to our opinion letter, dated August 12, 2012, as to the fairness, from a financial point of view, to the holders of Verint common stock (other than CTI and its affiliates), of the aggregate merger consideration to be paid by Verint pursuant to the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of August 12, 2012, by and among Verint, Victory Acquisition I LLC, a direct wholly owned subsidiary of Verint, and Comverse Technology, Inc.

The foregoing opinion letter is provided for the information and assistance of the Special Committee of the Board of Directors of Verint in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.  We understand that Verint has determined to include our opinion in the Registration Statement.

In that regard, we hereby consent to the inclusion of our opinion letter, dated August 12, 2012 as Annex B to, and to the reference thereto under the captions “SUMMARY—Opinion of Financial Advisor to the Verint Special Committee,” “THE MERGER—Opinion of Financial Advisor to the Verint Special Committee,” “THE MERGER—Background of the Merger” and “THE MERGER— Recommendation of the Verint Special Committee and the Verint Board of Directors and Their Reasons for the Merger” in, the Joint Proxy Statement/Prospectus relating to the proposed merger involving Verint Systems Inc. and Comverse Technology, Inc., which Joint Proxy Statement/Prospectus forms a part of the Registration Statement.  Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the Registration Statement and that our opinion is not to be included in or referred to, in whole or in part, in any registration statement (including any subsequent amendments to the Registration Statement), proxy statement or any other document, except in accordance with our prior written consent.  By giving such consent we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.